UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement
Pursuant to Section 14(f) of the Securities Exchange Act of 1934

ENHANCE SKIN PRODUCTS INC.

(Exact name of registrant as specified in its charter)

Nevada	000-52755	84-1724410
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

695 South Colorado Blvd., Suite 480 Denver, Colorado	80246
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (416) 644-8318

ENHANCE SKIN PRODUCTS INC.

Information Statement
Pursuant to Section 14(f) of the Securities Exchange Act of 1934

This Information Statement is being mailed to holders of record of shares of common stock, par value $.001 per share of Enhance Skin Products Inc. , a Nevada Corporation (f/k/a Zeezoo Software Corp. and referred to as the “Company,” “we,” “us,” “our,” or “Enhance”), as of August 14, 2008 pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.

Background

On August 14, 2008, we completed an asset acquisition, a condition of which was the addition of three new directors to our board of directors (the “Board”) and the resignation of the current directors of the Company. The following is a brief summary of the asset purchase.

On August 14, 2008, we entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Enhance Skin Products Inc., an Ontario, Canada corporation (the “Ontario Corporation”) pursuant to which we acquired substantially all of the assets (the “Asset Purchase”) of the Ontario Corporation and the Ontario Corporation’s existing business operations became our sole line of business. In addition, on August 14, 2008, we effected a merger with our wholly-owned subsidiary, Zeezoo Sub Inc., a Nevada corporation, and charged our Company’s name from “Zeezoo Software Corp.” to “Enhance Skin Products Inc.”.

Prior to the consummation of the Asset Purchase Agreement, our Board consisted of Mr. Joel M. Gugol and Mr. Erickson D. Mercado. In connection with the Asset Purchase Agreement, Messrs. Gugol and Mercado resigned from their positions as directors of the Company. In addition, in connection with the Asset Purchase Agreement, we have appointed Mr. Samuel Asculai, Ph.D., Mr. Zenas B. Noon and Mr. Frode Botnevik as directors of the Company, which three individuals will compromise the entire Board following the Asset Purchase. Such resignations and appointments will be effective upon the expiration of the 10-day period beginning on the date of the filing and mailing of this Information Statement with the Securities Exchange Commission (the “SEC”) pursuant to Rule 14f-1 promulgated under the Exchange Act.

The description of the foregoing transactions does not purport to be complete and is qualified in its entirety by the terms of the Asset Purchase Agreement and the Merger Agreement, both of which are filed as exhibits to our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 20, 2008.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

Voting Securities of the Company

As of August 20, 2008 (the “Record Date”), there were 49,250,000 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder to one vote.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of August 20, 2008, certain information regarding the Company’s outstanding shares of Common Stock beneficially owned by (1) each person (including any group) of more than five percent of our Common Stock, based solely on Schedule 13D and 13G filings with the Securities and Exchange Commission, and (2) the Company’s directors and officers.

Name of Beneficial Owner	Common Stock Beneficially Owned (1)	Percent of Class
Enhance Skin Products Inc. (2)	27,500,000	55.8%
Samuel Asculai, Ph.D. (2)	27,500,000	55.8%
Frode Botnevik	0	*
Joel M. Gugol	45,000	*
Chris Hovey	0	*
Brian Lukian	0	*
Dr. Zenas B. Noon	0	*
Erickson D. Mercado	45,000	*
Directors and executive officers as a group (5 persons)	27,590,000	56.0%

* Less than 1%.
(1)	Unless otherwise indicated, ownership represents sole voting and investment power.
(2)
The address for Enhance Skin Products Inc., an Ontario corporation (the “Ontario Corporation”), is 1 First Canadian Place, 100 King Street West, 37th floor, Toronto, Ontario, Canada. Dr. Asculai, who will be become a director of the Company, is the sole owner of the Ontario Corporation.

Change of Control

As described more fully under the caption “Background,” as a result of the Asset Purchase that was consummated on August 14, 2008, a change in control of the Company occurred. More specifically, upon the consummation of the Asset Purchase, attained voting control of the Registrant.

Directors and Executive Officers

The following table sets forth information regarding our current and proposed executive officers and directors:

Name	Age	Position with the Company	Served as an Officer and Director since
Samuel Asculai, Ph.D.	66	President and Chief Executive Officer and Director(1)	Officer since August 14, 2008
Frode Botnevik	62	Director(1)	(1)
Joel M. Gugol	44	Director(2)	November 14, 2006
Christopher Hovey	64	Chief Operating Officer and Vice President of Sales	Officer since August 14, 2008
Erickson D. Mercado	38	Director(2)	November 14, 006
Zenas B. Noon	73	Director(1)	(1)

(1)
Messrs. Asculai, Botnevik and Noon, each a director nominee, were appointed to the Board of Directors of the Registrant following the consummation of the Asset Purchase Agreement. Their appointment is to be effective ten days following the filing and mailing of a Schedule 14F-1 to the stockholders of the Registrant.

(2)
Messrs. Gugol and Mercado resigned from their positions as directors of the Company in connection with the consummation of the Asset Purchase. Their resignation will be effective ten days following the filing and mailing of a Schedule 14F-1 to the stockholders of the Registrant.

The following is a brief summary of the background of each director, director nominee and executive officer of our company:

Samuel Asculai, Ph.D. is our President and Chief Executive Officer and will be appointed as a director of the company following our filing of a Schedule 14F-1. Dr. Asculai has been the President and Chief Executive Officer and sole stockholder of Enhance Skin Products Inc. since 2004. Dr. Asculai has been working in the life science industry for more than 40 years. From April 1998 to January 2003, he served as Chief Executive Officer of Verigen AG, a tissue engineering company. Dr. Asculai procured appropriate financing in Europe and began Verigen’s operations in Germany in 1999. Verigen was sold to Genzyme GmbH in February 2005. From December 1989 to March 1998, Dr. Asculai served as Chief Executive Officer of Hyal Pharmaceutical Corporation. While at Hyal Pharmaceutical, Dr. Asculai invented and developed a proprietary topical drug delivery technology based on hyaluronic acid called the HIT™ (hyaluronan induced targeting) delivery. It was also during his service to Hyal Pharmaceutical that Dr. Asculai developed the technology underpinning the Visible Youth™ brand. Hyal Pharmaceutical was acquired by SkyePharma Plc in 2000. From January 1982 to September 1987, Dr. Asculai served as Vice President—Operations of ens Bio-Logicals. From 1975 to 1982, Dr. Asculai served as Manager, Research and Development at Monsanto Corporation. From 1965 to 1975, Dr. Asculai held various positions in the Ortho Pharmaceutical Corporation division of Johnson & Johnson. Dr. Asculai received a Masters degree in 1970 in Microbiology and a Ph.D. in 1972 in Microbiology, both from Rutgers University.

Frode Botnevik will be appointed as a director of the company following our filing of a Schedule 14F-1. Since 2003, Mr. Botnevik has been a partner of Management & Finance AS, a Norwegian financial consulting firm that provides services in the areas of project and export financing, structured finance, risk management, financial restructuring, strategic partners and mergers and acquisitions. Mr. Botnevik has over 30 years of experience of industrial and financial experience and has been involving in the process of listing companies on the Oslo and Singapore stock exchanges and on Nasdaq. Mr. Botnevik has served on the boards of directors of companies in more than twelve countries.

Joel M. Gugol has been a director since November 14, 2006. His resignation as a director of our company will be effective following our filing of a Schedule 14F-1. Mr. Gugol is currently the Application Development Manager for Data Edge Corporation, a private company in Manduluyong City, Philippines. He is responsible for managing all aspects of computer software application development for the company. He currently responsible for 30 software application developers. He has been with the company since August 2003. Between July 2001 and August 2003, he acted as an independent software development consultant working on multiple projects like retail point of sale systems, recruitment systems and human resources information systems. As a consultant, he prepared request for proposals, managed projects from specification to implementation and provided post-implementation support. He also assisted clients with the establishment of backup, security and procurement procedures. His clients included Altamar Shipping, Inc., Fortune Medicare, Fortune Guarantee and Insurance Corp., and JAC Filipinas, all which are private companies located in the Philippines. From December, 2000 to June, 2001 he was the Electronic Data Processing Manager for Amertron, Inc., a privately owned information technology company based in Bicutan, Philippines, where he coordinated software application projects with other departments within the company for project administration, personnel assignments and information review. He also maintained the company’s computer systems and applications. From February 1999 to November 2000, he was the Managing Director for Software Wizards Incorporation, where he was responsible for all facets of computer system design, development and maintenance, and implementation of business software application systems of clients. From 1993 to 1999, he acted as a computer systems manager and designer and developer of several software applications for various private companies. He received his B.S in Computer Science from AMA Computer College in Quezon City, Philippines in 1990.

Chris Hovey is our Chief Operating Officer and Vice President of Sales. Since October 2007, Mr. Hovey has been the Acting Director of Sales and Marketing for Enhance. In 1989, Mr. Hovey founded Hovey And Company, a consulting company providing financial structuring and operational direction to financially constrained companies and to emerging “small cap” companies with an international focus. In 1995, Hovey and Company merged with Management Equities, Inc., a similarly focused consulting company, and has been President of the combined entity since. The medical industry clients of Management Equities, Inc. have included: Metrex Research Corporation, Metrex Canada Limited, MMTL Ltd., of Jersey C.I., all manufacturers of branded high level disinfectants for hospital use; Medical Pathways Ltd., an Ontario web based provider of medical information; Arcamatrix Corporation, a web based software developer of a system to securely archive and transfer individual medical files; MDM International, Inc., a distributor of high level disinfectants; Mattioli Engineering, an Italian manufacturer of microdermabrasion devices; and Aesthetic Technologies, Inc., the developer of the “Parisian Peel”, which is the industry leading brand for microdermabrasion. Mr. Hovey is also a co-founder of Medical Aesthetics International, an importer and distributor of aesthetic medical products. Mr. Hovey received an Honors B.A. from the University of Toronto in 1966 and an M.B.A. with Distinction from Harvard Business School in 1970.

Erickson M. Mercado has been a director since November 14, 2006. He is currently a website development consultant overseeing the design of the Phase-IV interface of the Asia Regional Integration Center (ARIC) and has acted in this position since January 2004. ARIC is a knowledge and information portal to monitor the progress of regional cooperation and integration in Asia and the Pacific, which was initially implemented by all of the countries and major corporations in the region. He is responsible for all personnel and overall supervision of the project. Between January 2004 and January 2006, he was also a website development consultant for the Asian Development Bank. He was responsible for the revamping the bank’s ARIC web portal adding new interfaces and functionality. From November 2002 to October 2003, he was the creative director for User Imagination Technologies, Co., a private company located in the Philippines. He oversaw both the development of websites and all printed materials for a number of local and foreign clients. From May 2000 to October 2002, he worked for Global Sources, Inc. as the Multimedia Art Director and as a Senior Project Officer. He was responsible for developing multimedia computer and website products which used both audio and video components. Prior to his position with Global Sources, Mr. Mercado held several positions as Website designer, Art Director, Creative Associate, Head Artist and Junior Artist with several companies in the Philippines. He received his B.S. in Fine Arts with a major in painting in 1992 from the University of Santo Tomas, in Espana, Manila, Philippines.

Zenas B. Noon will be appointed as a director of the company following our filing of a Schedule 14F-1. Since 2000, Dr. Noon has been the Chairman of Cytologics, Inc., a cancer control products company. Since 1997, Dr. Noon has been the Chairman and Chief Executive Officer of Pharos Pharmaceuticals, Inc., a drug development company. Dr. Noon received his B.S. and M.S. in Agriculture from the University of Arizona in 1956 and 1957, respectively. Dr. Noon received his Ph.D. in Economic Entomology from the University of Illinois in 1961.

Board Meetings and Committees

Our board of directors held no formal meetings during the 12 month period ended April 30, 2008. All proceedings of the board of directors were conducted by resolutions consented to in writing by the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada Revised Statutes and the by-laws of our company, as valid and effective as if they had been passed at a meeting of the directors duly called and held. We do not presently have a policy regarding director attendance at meetings.

We do not have standing audit, nominating or compensation committees, or committees performing similar functions. Our board of directors believes that it is not necessary to have standing audit, nominating or compensation committees at this time because the functions of such committees are adequately performed by our board of directors. The directors who perform the functions of auditing, nominating and compensation committees are not independent because they are also officers of our company. We do not at the present time have an audit committee financial expert, however we are in the process of securing a person to act as our audit committee financial expert. We do not have a nomination committee charter. We do not have a policy for electing members to the board. Our board will adopt a policy for reviewing and nominating members to the board. We do not have an audit committee charter because we do not have an audit committee.

Director Independence

Our board of directors has determined that we have a majority of independent directors as that term is defined under Rule 4200(a) (15) of the Nasdaq Marketplace Rules, even though such definition does not currently apply to us because we are no listed on Nasdaq.

Transactions with Related Persons

Except as disclosed herein, there have been no transactions or proposed transactions in which the amount involved exceeds $120,000 for the last three completed fiscal years in which any of our directors, executive officers or beneficial holders of more than 5% of the outstanding shares of our common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest. Any such transaction proposed in the future will require review, approval and ratification by the board of directors.

Section 16(a) Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders (the “Reporting Persons”) are required by the SEC regulations to furnish us with copies of all Section 16(a) reports that they file.

Based solely on our review of the copies of such forms received by us, or written representations from the Reporting Persons, we believe that all filing requirements applicable to all Reporting Persons were complied with.

Executive Compensation.

The following table sets forth the compensation paid by the company for services rendered for the past two completed fiscal years to the principal executive officer and to the company’s most highly compensated executive officers other than the principal executive officer (the “named executive officers”) whose cash compensation exceeded $100,000 during 2008:

Summary Compensation Table

Name and Principal position	Year	Salary ($)	Bonus ($)	All other Compensation ($)	Total ($)
Joel Gugol, former President and Chief Executive Officer (1)	2008	-	-	-	-
	2007	-	-	-	-
	2007	-	-	-	-
Erickson D. Mercado, former Chief Financial Officer (1)	2008	-	-	-	-
	2007	-	-	-	-

(1)	Each of Messrs. Gugol and Mercado resigned from their positions as officers of the company on August 14, 2008.

Employment Agreements

On August 14, 2008, we entered into an employment agreement with Samuel Asculai, Ph.D., our President and Chief Executive Officer. The agreement has an initial term of ten years, which may be renewed for additional two year periods after such initial term. Pursuant to the agreement, Dr. Asculai receives a base salary and an annual bonus equal to at least two percent (2%) of the company’s pre tax earnings, as defined, for each fiscal year. Dr. Asculai’s base salary for fiscal 2008 is $150,000. The agreement further provides that Dr. Asculai will be entitled to participate in any plan with respect to medical, dental and other benefits established by the company.

If Dr. Asculai’s employment is terminated without “cause”, as defined in the employment agreement, then Dr. Asculai shall be entitled to receive all accrued by unpaid salary and bonus plus a payment equal to two (2) times Dr. Asculai’s highest base salary (but not less than $300,000) plus two (2) times his highest bonus. This payment may be received, at Dr. Asculai’s option, in one lump sum or in equal monthly installments over a 24 month period. Dr. Asculai will also be entitled to receive continuing coverage under any medical, dental or other benefit plans for a period of 24 months after such termination. The employment agreement further provides that in the event there is a change in control, as defined therein, Dr. Asculai shall be entitled to receive these payments irrespective of termination of his employment. The agreement further provides a non-competition agreement for a period of one year following termination of the agreement

On August 14, 2008, we entered into an employment agreement with Christopher Hovey, our Chief Operating Officer and Vice President of Sales. The agreement has an initial term of five years. Pursuant to the agreement, Mr. Hovey receives a base salary and is eligible to participate in any bonus plan established by the company for employees and consultants. Mr. Hovey’s base salary for fiscal 2008 is $150,000. The agreement further provides that Mr. Hovey will be entitled to participate in any plan with respect to medical, dental and other benefits established by the company.

If Mr. Hovey’s employment is terminated without “cause”, as defined in the employment agreement, then Mr. Hovery shall be entitled to receive all accrued but unpaid salary and bonus plus a payment equal to base salary for a twelve month period. The agreement further provides a non-competition agreement for a period of one year following termination of the agreement.

Director Compensation

Name	Fees earned or paid in cash ($)	All other compensation ($)	Total ($)
Joel Gugol	-	-	-

Erickson D. Mercado	-	-	-

Reports to security holders

We file reports with the Securities and Exchange Commission. These reports include annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is http://www.sec.gov. You may send communication to the board of directors at 695 South Colorado Boulevard, Suite 480, Denver, Colorado 80246.

By Order of the Board of Directors ENHANCE SKIN PRODUCTS INC.

By:	/s/ Samuel Asculai
Name: Samuel Asculai, Ph.D. Title: President and Chief Executive Officer